                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                                               February 27, 2007

Mr. Larry Greene
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                           Re:  Van Kampen Equity Trust --
                           Post-Effective Amendment No. 60 to the
                           Registration Statement on Form N-1A
                           (the "Registration Statement")
                           (File Nos. 33-08122 and 811-04805)

Dear Mr. Greene:

         Thank you for your telephonic comments regarding Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the "Commission") by Van Kampen Equity Trust (the "Trust"), on behalf of its series Van Kampen Disciplined Small Cap Value Fund (the "Fund"), on December 15, 2006 pursuant to Rule 485(a) of the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "General Rules and Regulations"). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. We have not included comments which we resolved in the course of our conference call with you. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 61 to the Trust's Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) of the General Rules and Regulations via EDGAR on or about February 27, 2007.


PROSPECTUS

COMMENT 1         IN THE SECOND PARAGRAPH ON THE OUTSIDE FRONT COVER OF THE
                  PROSPECTUS, THE REFERENCE TO "ANY STATE REGULATOR" IN THE RULE
                  481 STATEMENT MAY BE DELETED IF THE FUND SO DESIRES.

Response 1        The Fund acknowledges the comment and opts to include the
                  reference.

COMMENT 2         IN THE "INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES
                  AND RISKS - PRINCIPAL INVESTMENT STRATEGIES AND RISKS"
                  SECTION, IF THE FUND INTENDS TO INVEST IN JUNK PREFERRED STOCK
                  AND JUNK CONVERTIBLE SECURITIES, PLEASE ADD DISCLOSURE TO THAT
                  EFFECT.

Response 2        The suggested disclosure is not applicable to the Fund. The
                  Fund's investments in each of junk preferred stock and junk convertible securities, if any, are not a principal investment strategy and are not a principal investment risk of investing in the Fund.

COMMENT 3         IN THE "FEES AND EXPENSES OF THE FUND" TABLE, ADD THE
                  DISCLOSURE REQUIRED BY ITEM 3(f) OF FORM N-1A UNDER THE
                  SUBCAPTION "ACQUIRED FUND FEES AND EXPENSES."

Response 3        Item 3(f)(i) of Form N-1A requires the inclusion of the
                  subcaption "Acquired Fund Fees and Expenses" only "[i]f the
                  Fund... invests in shares of one or more Acquired Funds." Item
                  3(f)(vi) of Form N-1A states that "[a] New Fund should base the Acquired Fund fees and expenses on assumptions as to the specific Acquired Funds in which the New Fund expects to invest." While the Fund may acquire shares of other investment companies, the Fund has no present intention to do so; and, therefore, the disclosure is not applicable to the Fund.

COMMENT 4         REVISE THE SECTION ENTITLED "FEES AND EXPENSES OF THE FUND,"
                  SO THAT THE FOOTNOTES APPEAR AFTER THE "EXAMPLE."

Response 4        The Fund respectfully submits that its disclosure under "Fees and Expenses of the Fund," as currently presented, complies with the requirements of Item 3 of Form N-1A. Specifically, the Fund believes that moving the footnotes to the Fee and Expense table to after the Example and accompanying text would hinder shareholders' ability to comprehend the information presented in the Fee and Expense table.

COMMENT 5         IN THE "FEES AND EXPENSES OF THE FUND" TABLE, IF APPLICABLE,
                  DISCLOSE THAT THE INVESTMENT ADVISER HAS THE ABILITY TO
                  RECAPTURE OR RECOUP ANY FEES THAT IT WAIVED OR REIMBURSED.

Response 5        The suggested disclosure is not applicable to the Fund.

COMMENT 6         IN THE "FEES AND EXPENSES OF THE FUND" TABLE, PLEASE EXPLAIN
                  WHETHER THE REFERENCE TO "OTHER EXPENSES" IN FOOTNOTE 7 REFERS
                  BACK TO THE LINE ITEM "OTHER EXPENSES" IN THE TABLE.

Response 6        The references in footnote 7 to "other expenses" does refer to the line item "Other expenses" in the table.

COMMENT 7         IF INVESTING IN SECURITIES OF FOREIGN ISSUERS IS A PRINCIPAL
                  INVESTMENT STRATEGY FOR THE FUND, ADD DISCLOSURE REGARDING
                  SUCH STRATEGY UNDER "RISK/RETURN SUMMARY--PRINCIPAL INVESTMENT
                  STRATEGIES" AND THE RISKS OF SUCH INVESTMENTS UNDER
                  "RISK/RETURN SUMMARY--PRINCIPAL INVESTMENT RISKS."

Response 7        As disclosed in the Prospectus, the Fund may invest in
                  securities of foreign issuers listed or traded on a U.S.
                  securities exchange. However, such investments are not a principal investment strategy for the Fund and therefore the suggested disclosure is not applicable to the Fund.

COMMENT 8         IN THE SECTION ENTITLED "INVESTMENT OBJECTIVE, PRINCIPAL
                  INVESTMENT STRATEGIES AND RISKS--OTHER INVESTMENTS AND RISK
                  FACTORS--TEMPORARY DEFENSIVE STRATEGY" ADD THE DISCLOSURE
                  REQUIRED BY INSTRUCTION 6 TO ITEM 4(b)(1) OF FORM N-1A THAT
                  "THE FUND MAY, FROM TIME TO TIME, TAKE A TEMPORARY DEFENSIVE
                  POSITIONS THAT ARE INCONSISTENT WITH THE FUND'S PRINCIPAL
                  INVESTMENT STRATEGIES" AND "THE EFFECT OF TAKING SUCH A
                  TEMPORARY DEFENSIVE POSITION."

Response 8        The Fund respectfully submits that the disclosure is
                  consistent with the requirements of Form N-1A. The Fund discloses that it may take a defensive position and discloses the types of securities that it may hold when taking such a position. The Fund discloses that temporary defensive positions are inconsistent with the Fund's principal investment strategies and discloses the effect of taking a defensive position, that "[i]n taking a temporary defensive position, the Fund would temporarily not be pursuing and may not achieve its investment objective" and that "[u]nder normal market conditions, the potential total return on these [temporary defensive] securities will tend to be lower than the potential for total return on other securities that may be owned by the Fund."

COMMENT 9         IN THE SECTION ENTITLED "INVESTMENT ADVISORY
                  SERVICES--PORTFOLIO MANAGEMENT," PLEASE DELETE THE FOLLOWING
                  SENTENCE: "THE COMPOSITION OF THE TEAM MAY CHANGE WITHOUT
                  NOTICE FROM TIME TO TIME."

Response 9        The Fund respectfully submits that the disclosure is
                  consistent with the requirements of Form N-1A and opts to retain the disclosure. Item 5(a)(2) of Form N-1A requires disclosure of the persons "primarily responsible for the day-to-day management of the Fund's portfolio " and Item 15(a) of Form N-1A requires certain disclosure regarding such persons' management of other accounts. The Fund is managed by a team of investment professionals. While the team currently consists of only the portfolio managers identified in the Fund's prospectus, who are "primary responsible for the day-to-day management of the Fund's portfolio, the composition of the team may change from time to time to also include persons who are not "primarily responsible for the day-to-day management of the Fund's portfolio" under Item 5(a)(2) and
                  Item 15(a)). The referenced disclosure states that the composition of the team may change without notice from time to time. We note supplementally that, notwithstanding the Fund's disclosure that team members may change without notice, to the extent that a team member with primary responsibility for the day-to-day management of the Fund's portfolio changes, the Fund intends to supplement its Prospectus and its Statement of Additional Information with the information required by Item
                  5(a)(2) and Item 15(a) for such team member.

COMMENT 10        IN THE SECTION ENTITLED "PURCHASE OF SHARES -- HOW TO BUY
                  SHARES," PLEASE PROVIDE THE REQUISITE DISCLOSURE REGARDING
                  WHETHER THE FUND HAS A MONEY LAUNDERING AGENT.

Response 10       The Fund has added the requested disclosure.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 11        IN THE SECTION ENTITLED "FOREIGN SECURITIES" THE FUND STATES
                  THAT IT "MAY PURCHASE FOREIGN SECURITIES IN THE FORM OF
                  AMERICAN DEPOSITARY RECEIPTS ("ADRS") AND EUROPEAN DEPOSITARY
                  RECEIPTS ("EDRS") OR OTHER SECURITIES REPRESENTING UNDERLYING
                  SHARES OF FOREIGN COMPANIES." IF THE FUND HAS ANY PRESENT
                  INTENTION TO INVEST IN "OTHER SECURITIES REPRESENTING
                  UNDERLYING SHARES OF FOREIGN COMPANIES," PLEASE PROVIDE SUCH
                  DISCLOSURE.

Response 11       The Fund has no present intention to invest in any specific form of "other securities representing underlying shares of foreign companies," but intends such disclosure to retain flexibility to invest in such forms of depositary receipts and similar instruments as may be developed from time to time.

COMMENT 12        UNDER "FUND MANAGEMENT--PORTFOLIO MANAGEMENT COMPENSATION
                  STRUCTURE," PLEASE PROVIDE THE DISCLOSURE REQUIRED BY ITEM
                  15(b) OF FORM N-1A WITH RESPECT TO COMPENSATION.

Response 12       The Fund respectfully submits that it has satisfied the
                  existing disclosure requirements regarding portfolio manager compensation. Item 15(b) requires disclosure of "the structure of, and the method used to determine, the compensation of each Portfolio Manager." The Fund's investment adviser has created a structure and method for compensating portfolio managers which is fully described in the Statement of Additional
                  Information. To the extent that the Fund disclosed any additional information regarding the structure and method for compensating its portfolio managers, it would risk the possibility that the value of compensation would be disclosed, a result that is specifically disclaimed by Item 15(b) ("[t]he value of compensation is not required to be disclosed under this Item").

                            *          *          *

         Pursuant to Rule 485(b)(4), the undersigned hereby represents that this Amendment to the Registration Statement does not contain any disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 of the General Rules and Regulations.

         In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions concerning our responses to your comments, please direct them to Rita Rubin at (212) 762-5442 or the undersigned at (312) 407-0863.


                                       Sincerely,


                                       /s/ Charles B. Taylor